6



06011473

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gambro AB

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34731 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/8/06

GAMBRO

REPORT
February 8, 2006

Full year report January-December 2005

- **Revenues MSEK 14,685** up 7% currency adjusted
- **EBIT at MSEK 1,361 (930), EBIT margin at 9.3% (6.9%)**
- **Operating cash flow at MSEK 1,136 (1,010),** excl. currency effects MSEK 1,616 (925), up 75%
- **Net income MSEK 9,525 (-602),** excl. nonrecurring MSEK 1,906 (1,579)
- **Earnings per share at SEK 27.53 (-1.96),** excl. nonrecurring items SEK 5.43 (4.37), up 24%
- **Dividend proposal SEK 1.30 (1.30)**
- **6-9% revenue growth expected for 2006, with slightly lower margins.**

MSEK	Q4			Currency	Jan-Dec			Currency
(Excl nonrecurring items)	2005[3]	2004	Nominal	adjusted	2005[1,3]	2004[2]	Nominal	adjusted
Revenues	4,022	3,472	+16%	+7%	14,685	13,404	+10%	+7%
EBITDA	697	721	-3%	-8%	2,792	2,248	+24%	+22%
EBITDA margin	17.3%	20.8%			19.0%	16.8%		
EBIT	332	393	-16%	-14%	1,361	930	+46%	+47%
EBIT margin	8.3%	11.3%			9.3%	6.9%		
EBT	413	463	-11%		1,483	1,077	+38%	
Net income	257	638	-60%		1,906	1,579	+21%	
Net income continuing operations	257	329	-22%		918	555	+65%	
Net income (incl nonrecurring)	7,468	638			9,525	-602		
whereof discontinued operations	7,211	309			8,199	-1,157		
Earnings per share, SEK[4]	0.73	1.81	-60%		5.43	4.37	+24%	
Earnings per share, incl nonrec items SEK[4]	21.65	1.81	+1,096%		27.53	-1.96		
Operating cash flow	392	724	-46%	-26%	1,136	1,010	+12%	+75%
Net debt (-) / Net cash (+)	+6,416	-5,820			+6,416	-5,820		

Note: Reported according to IFRS 5, Gambro Healthcare US is considered discontinued operations and is reported on a separate line below tax.
(1) Nonrecurring item in Q1 2005: Capital gain from divestiture of MacGREGOR, MSEK 408.
(2) Nonrecurring item in Q2 2004: A charge to provide for settlement with the U.S. Department of Justice. Pre-tax MSEK 2,672, after tax MSEK 2,181.
(3) Nonrecurring item in Q4 2005: Capital gain from Gambro Healthcare US divestment of MSEK 7,211
(4) Adjusted for minority interests

Fourth quarter highlights:

Revenues (currency adjusted) for the quarter showed growth of 7%. Revenues for Gambro Renal Products grew 6%, Gambro Healthcare 13% and Gambro BCT 9%.

EBIT margin for the group was lower at 8.3% (11.3%). Excluding IFRS effects 8.5% (9.3%). Costs for the Baxter and DaVita agreements and the FDA process were recorded as well as increased Navigant spending. Structural costs following the U.S. clinic divestment were incurred. Excluding these costs, the margin was higher than in 2004. Gambro Renal Products posted a margin of 9.7% (9.6%), Gambro Healthcare 9.7% (11.4%) and Gambro BCT 17.7% (18.9%).

Net debt was turned into a net cash position of MSEK 6,416, a change of MSEK 12,106 from the third quarter 2005 driven by proceeds from the Gambro Healthcare U.S. divestiture and operating cash flow.

"In the fourth quarter we finalized the divestment of the U.S. clinics and we now work closely with DaVita to start delivering under the preferred supplier agreement. While concluding one of the largest structural changes the company has ever made, we have managed to deliver a solid financial performance. We are now preparing for future growth, and the Navigant clinical trials that started in the quarter is one important step in this direction" said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

FOURTH QUARTER 2005

The good growth momentum continued and all business areas reported revenue growth above market growth.

DaVita deal closed The sale of Gambro Healthcare U.S. to DaVita closed on October 5. Gambro received approximately USD 3.1 billion for the clinics. The pre-tax gain amounted to MSEK 9,023. The after tax capital gain was recorded on the Discontinued Operations line with an effect on net income of MSEK 7,211. As expected no significant sales were recorded within the framework of the preferred supplier agreement during 2005.

The Baxter distribution and promotion agreement develops well Deliveries to Baxter under the distribution and promotion agreement have started in all parts of the world.

Gambro initiates clinical study for Mirasol Pathogen Reduction System On December 21 Gambro BCT initiated a human clinical study in France of its pathogen reduction system for platelets, Mirasol. The study will include approximately 120 patients. The objective of the study is to ensure that Mirasol performs safely and maintains targeted platelet performance.

Revenues (currency adjusted) in the quarter showed growth of 7%. Revenue development was strong in all markets, particularly in Asia with a growth of 12%. Growth in Europe, Africa and Middle East was 5%. Revenues in the United States increased by 8%.

Revenues by market

	Q4			Currency	Jan-Dec			Currency
MSEK	2005	2004	*Nominal*	*adjusted*	2005	2004	Nominal	*adjusted*
Europe, Africa and Middle East	2,364	2,151	*+10%*	*+5%*	8,781	8,192	*+7%*	*+5%*
United States	929	753	*+23%*	*+8%*	3,311	3,032	*+9%*	*+7%*
Asia, rest of the world	729	568	*+28%*	*+12%*	2,593	2,180	*+19%*	*+11%*
Total	4,022	3,472	*+16%*	*+7%*	14,685	13,404	*+10%*	*+7%*

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 17.3% (20.8%). Excluding net IFRS effects[1)] of MSEK -10 (+71) the EBITDA margin was 17.6% (18.7%). Costs for the Baxter and DaVita agreements and the FDA process of approximately MSEK 20 were recorded as well as increased Navigant spending of MSEK 10 compared to the fourth quarter 2004. Structural costs following the U.S. clinic divestment were also incurred, amounting to approximately MSEK 15-20 in the quarter. Excluding all these costs and IFRS effects EBITDA margin was in line with the fourth quarter 2004.

EBIT (Earnings before interest and taxes) for Gambro was MSEK 332 (393). The EBIT margin reached 8.3% (11.3%). Excluding net IFRS effects[1)] of MSEK -10 (+71) the EBIT margin was 8.5% (9.3%). Excluding costs for the Baxter and DaVita agreements, the FDA process, increased Navigant spending, structural costs and IFRS effects EBIT margin was higher than in the fourth quarter 2004.

1) Excluding effects of accounting for cash settled sharebased payments (including hedges) and hedge accounting of forecasted intragroup cash flows

The **financial net** improved from fourth quarter last year to MSEK +81 (+70). The proceeds from the Gambro Healthcare U.S. divestment turned net debt into a net cash position, with a strong positive effect on financial net.

Earnings before tax (EBT) was lower in the quarter at MSEK 413 (463) and the EBT margin reached 10.3% (13.3%). Excluding costs for the Baxter and DaVita agreements, the FDA process, increased Navigant spending, structural costs and IFRS effects EBT margin was higher than in the fourth quarter 2004.

Net income for the quarter reached MSEK 7,468 (638) including the capital gain for the U.S. clinics divestment recorded in discontinued operations. Excluding discontinued operations net income reached MSEK 257 (329). The tax rate was 38% in the quarter.

Financial position

	Q4		Jan-Dec	
MSEK	**2005**	2004	**2005**	2004
Net debt[1] (-)/Net cash (+), closing balance	+6,416	-5,820	+6,416	-5,820
Financial net	+81	+70	+530	+147
of which interest net	+71	+19	+42	+108

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.

Net debt was reduced by MSEK 12,236 compared to end of December 2004, including a reduction by MSEK 12,106 from the third quarter 2005. The proceeds from the Gambro Healthcare U.S. divestiture had a net debt effect of SEK 21.8 billion. The **net cash** position of MSEK 6,416 is composed of MSEK 5,323 in interest bearing liabilities and MSEK 11,739 in cash and interest bearing receivables. In the fourth quarter the cash generated an average interest of approximately 3.9% and the interest on the debt was approximately 3.5%. Operating cash flow was MSEK 392 (724). Currency effects increased net cash by MSEK 114 in the quarter.

Operating cash flow

MSEK	Q4		Jan-Dec	
Excl. nonrecurring items	**2005[2]**	2004	**2005[1)2)]**	2004
Earnings before taxes	413	463	1,483	1,077
Depreciation and amortization	365	328	1,431	1,318
Change in operating working capital[3]	169	311	-272	-109
Capital expenditure, net	-555	-378	-1,506	-1,276
Operating cash flow	**392**	**724**	**1,136**	**1,010**
Of which currency effects in operating cash flow	-70	+100	-480	+85

1) Excludes MacGREGOR divestiture, MSEK 408
2) Excludes Gambro Healthcare U.S. divestiture
3) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

Excluding currency effects in both periods, **operating cash flow** was MSEK 462 in the fourth quarter of 2005, compared to MSEK 624 last year. For the year 2005 operating cash flow (excluding currency effects) increased by MSEK 691 to MSEK 1,616 (925) including an increase in capital expenditure of MSEK 230. Working capital development was favorable partly due to the long-term efforts to reduce trade receivables.

COMPANY OUTLOOK FOR 2006 (assuming constant currencies)

For 2006 Gambro is expecting revenue growth in the range of 6-9 percent. Margins are expected to be slightly lower than in 2005.

The warning letter and import restriction from FDA (further described in the Gambro Renal Products section) will affect revenues and profitability for Gambro Renal Products and Gambro as a whole, which is reflected in the outlook for 2006. The impact is difficult to assess and the outlook may be revised when the company has more information. Gambro cannot estimate how long solving the FDA issue will take. Gambro Renal Products U.S. average quarterly monitor sales is approximately MSEK 150.

Gambro Renal Products' revenue objective for 2006 is a 4-7% growth. The outlook is uncertain due to the FDA issue. The aim is to protect the EBIT margin. **Gambro BCT's** objective is to continue to grow faster than the market, with 2006 growth estimated to be in the 9-11% range. EBIT margin will be lower than in 2005 due to increased costs for product development and commercialization of Atreus and Navigant. **Gambro Healthcare's** objective is to reach revenue growth in the range of 10-15% of which 2/3 will be non-acquired. EBIT margin should improve slightly.

Long term, the company has an ambition to grow revenues at a rate of 10-15% annually and earnings (EPS) at a rate of 15% annually.

Long term, Gambro will target a net debt to equity ratio of maximum 0.5.

GAMBRO RENAL PRODUCTS

MSEK	Q4 2005	2004	Nominal	Currency adjusted	Jan-Dec 2005	2004	Nominal	Currency adjusted
Revenues	2,960	2,587	*+14%*	*+6%*	10,784	10,027	*+8%*	*+5%*
- of which is intra-group	92	73	*+26%*	*+19%*	349	295	*+18%*	*+16%*
EBITDA	549	491	*+12%*	*+6%*	2,026	1,826[1)]	*+11%*	*+9%*
EBITDA margin	18.5%	19.0%			18.8%	18.2%		
EBIT	287	248	*+16%*	*+11%*	969	843[1)]	*+15%*	*+14%*
EBIT margin	9.7%	9.6%			9.0%	8.4%		

1) Including MSEK 101 in one-offs related to the closure of dialyzer plants

Gambro Renal Products fourth quarter 2005

Revenues increased by 6% currency adjusted. Sales growth in Europe was healthy with strong development in Germany, Spain and in distributor markets in Europe, Middle East and Africa. Sales development was strong in several markets in both Asia Pacific and Americas, for example China, the U.S., Canada and Brazil. The intensive care business continued to grow strongly and the investment in strengthened sales organization is showing results in terms of increased sales. The PD (Peritoneal Dialysis) segment sales also developed very well in the quarter, particularly in Asia Pacific and Canada.

Operating margin (EBIT) for Gambro Renal Products increased slightly to 9.7% in the fourth quarter 2005 compared to 9.6% in 2004. IAS 39 (accounting for hedge contracts) had a positive effect of MSEK 12 in the quarter. Costs related to the DaVita and Baxter agreements and the FDA issue amounted to approximately MSEK 20 in the fourth quarter and some MSEK 40-45 during 2005.

Preparations for deliveries under the DaVita preferred supplier agreement and the distribution and promotion agreement with Baxter continued. The cooperation with Baxter is developing well and during the fourth quarter, sales were recorded in all parts of the world within the framework of the agreement.

Following the distribution and promotion agreement with Baxter, Gambro Renal Products has divested its sales company in Mexico to Baxter. Most of the about 30 employees at Gambro de Mexico have joined Baxter after the sale.

Following the divestiture of Gambro Healthcare U.S. to DaVita, intra-group revenues for internal service to the clinics will not be included in the Business Areas revenues going forward (earlier included in intra-group eliminations on Gambro Group level).

The above mentioned divestitures will, in addition to changes in the sales organisation (from direct sales to sales through distributors in certain markets) set a lower base for Gambro Renal Products revenues in the range of MSEK 250 annually.

Warning Letter from FDA

On January 5, 2006 Gambro Renal Products received a warning letter from the U.S. Food and Drug Administration (FDA) related to the agency's inspection of its monitor manufacturing facility Gambro Dasco in Medolla, Italy. The letter reflects the FDA's continued concerns about the safety of the Prisma System and the adequacy and effectiveness of Gambro Dasco's quality systems. In addition to the letter, the FDA has issued an import alert, which calls for the detention of Gambro's monitor products - Prisma, Prismaflex and Phoenix - shipped into the U.S. until the issues identified in the warning letter are resolved.

Gambro Renal Products takes this situation very seriously and are committed to investigating and addressing the concerns identified by the FDA as quickly as possible. Gambro Renal Products submitted a comprehensive response to the warning letter, which included a compliance action plan, to the FDA. A special, fully committed, project organization has been formed to define and implement the changes to the quality systems, quality organization and products systems that are required.

The warning letter and import alert will have a negative impact on Gambro Renal Products sales and margins. The compliance action plan as well as the implementation of required changes will incur costs.

GAMBRO HEALTHCARE (Clinics outside U.S., previously called Gambro Healthcare International)

MSEK	Q4 2005	Q4 2004	Nominal	Currency adjusted	Jan-Dec 2005	Jan-Dec 2004	Nominal	Currency adjusted
Revenues	526	440	+20%	+13%	1,944	1,662	+17%	+14%
EBITDA	97	80	+21%	+14%	348	278	+25%	+22%
EBITDA margin	18.4%	18.2%			17.9%	16.7%		
EBIT	51	50	+2%	+3%	188	156	+21%	+19%
EBIT margin	9.7%	11.4%			9.7%	9.4%		

	Dec 31 2005	Dec 31 2004[2)	Dec 31, 2005 vs. Dec 31, 2004	Dec 31, 2005 vs. Sep 30, 2005
Total number of clinics	**145**	144	+1	-2[1)
Total number of patients	**11,740**	11,040	+700	-150

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004[2) Q4	2004[2) Q3	2004[2) Q2	2004[2) Q1
Total number of treatments in consolidated clinics ('000)	**445**	443	426	409	417	403	394	386
Number of dialysis days	**79**	79	78	77	79	79	78	78

1) During the fourth quarter 2 clinics were closed, 1 divested and 1 opened.
2) Updated definitions of patients treated in clinics with management contracts in the business area Gambro Renal Products

Gambro Healthcare fourth quarter 2005

Revenue growth continued to be strong and reached 13% (13%), currency adjusted, in the fourth quarter 2005. Total treatment growth was 7% with an underlying non-acquired growth of 5%. The growth is mainly driven by business expansion in Poland and France as well as good reimbursement development in most countries (particularly in Spain, Portugal and France).

Operating margin (EBIT) decreased to 9.7% (11.4%) compared to the high level in the fourth quarter 2004, partly explained by accelerated depreciation in clinics about to be closed. During the year the margin improvement has been driven by higher revenue per treatment in combination with strong cost control through operational efficiency measures. The ongoing standardization and productivity programs are contributing to the margin development and a new education program is about to be implemented. The specific focus on operational performance in Italy continues and has resulted in a steady trend of profitability improvement as well as significant reduction in trade receivables.

Working capital management has been an area of focus and significant improvements have been achieved mainly in accounts receivables. This has reduced the capital requirements in the business and improved cash flow.

Medical outcomes are an area of focus and are showing continuous improvements.

Medical outcomes - Europe

		2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
Kt/V	Kt/V average	**1.56**	1.55	1.54	1.53	1.52	1.51	1.48	1.48	1.49	1.47
	Kt/V ≥1.2 (%)	**93**	93	92	93	92	91	90	89	88	86
Hemoglobin	≥11g/dl (%)	**79**	76	76	77	78	76	74	74	74	71
Albumin	≥3.5 g/dl (%)	**89**	88	88	88	89	89	90	90	89	90

Above data is only including hemodialysis patients (not peritoneal dialysis patients). See definitions on last page.

GAMBRO BCT

MSEK	Q4 2005	Q4 2004	Nominal	Currency adjusted	Jan-Dec 2005	Jan-Dec 2004	Nominal	Currency adjusted
Revenues	628	518	+21%	+9%	2,306	2,010	+15%	+12%
EBITDA	166	144	+15%	+2%	725	619	+17%	+15%
EBITDA margin	26.4%	27.8%			31.4%	30.8%		
EBIT	111	98	+13%	-1%	522	431	+21%	+19%
EBIT margin	17.7%	18.9%			22.6%	21.4%		
Navigant Biotechnologies, expenses (EBIT)	27	17			69	66		

Gambro BCT fourth quarter 2005

Revenue growth for the fourth quarter 2005 reached 9% (22%) in constant currencies. Gambro BCT's fourth quarter revenues continued to exceed overall market growth, with the growth rate improving over the third quarter. Good revenue growth was experienced in particular in the U.S., France, Spain and Poland. Asia Pacific delivered very strong growth in the fourth quarter, lead by China and Australia. Trima Accel has made large inroads in the Chinese blood bank community supported by the introduction of Trima Accel in Chinese.

Conversion of worldwide blood bank customers to Trima Accel continues, with over 71% of Trima disposable unit volume converted to Accel.

The OrbiSac System continued to show strong sales in Europe, particularly in Spain. The first sales in France occurred in the fourth quarter. OrbiSac system sales are a leading indicator of the value that automation can bring to the manufacturing processes of a blood center, paving the way for the future launch of the Atreus Whole Blood Processing System.

Sales of Gambro BCT Therapeutics continued to show strong revenue gains in 2005. The growth engine behind this is the COBE Spectra system. More than 50 competitive accounts, mainly in Europe and Japan, were converted to the Spectra system in 2005. Gambro BCT continues to enhance its market share dominance in therapeutic apheresis.

Operating margin (EBIT) for Gambro BCT was 17.7 % in the fourth quarter 2005 compared to 18.9% in the fourth quarter 2004. The decline in margin was due primarily to higher Navigant spending as the program entered clinical trials in Europe. The Trima Accel system experienced strong equipment sales, which deliver a lower margin than disposable sales and this impacted margins negatively.

Navigant Biotechnologies, Inc.

Navigant Biotechnologies, a business area of Gambro BCT, is developing the Mirasol Pathogen Reduction System to improve the safety of transfused blood, protecting future blood transfusion recipients from blood borne pathogens like HIV, Hepatitis, and West Nile virus. The Mirasol system has demonstrated its effectiveness in reducing pathogens in all three blood components: platelets, plasma and red blood cells.

In December 2005 a human clinical study was initiated in France of the Mirasol system for platelets. The study will include approximately 120 thrombocytopenic (platelet-deficient) patients. These patients will receive either standard platelet concentrates or platelet concentrates treated with Mirasol. This study will monitor the platelet count of patients after each transfusion and will monitor patients for adverse events. The objective is to ensure that Mirasol platelets maintain adequate platelet performance in a clinical setting and that the resulting product prevents or stops bleeding in patients comparable to current therapies. It is anticipated that this study will lead to a CE Mark for the product. The company is currently focused on delivering its Mirasol system for platelets and plasma to the European and Asian markets.

Navigant also continues to develop and test its pathogen reduction technology for applications improving the safety and availability of transfused red blood cells for U.S. Armed Forces.

Spending on the development of this technology is expected to increase in 2006, as the technology progresses through clinical trials.

INVESTMENTS

MSEK	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Gambro Healthcare[1]	32	50	132	137
Gambro Renal Products	414	254	1,068	919
Gambro BCT	155	94	417	281
Total investments excluding acquisitions [2]	601	398	1,617	1,337
Acquisitions	3	0	56	50
Total investments gross	604	398	1,673	1,387
Less: Disposals	-45	-20	-173	-63
Total investment activities	559	378	1,500	1,324
1) Excluding Gambro Healthcare US				
2) Of which is capitalized development expenditures	88	41	216	145

Gambro Renal Products' investments mainly refer to new production capacity for synthetic dialyzers and other manufacturing improvements. The investments in Gambro Healthcare are to a large extent related to the expansion in Poland and upgrading of equipment. The Gambro BCT investment is mainly related to capacity expansion and preparation for new product launches.

PERSONNEL

The number of Gambro employees decreased by 9,884 during the fourth quarter due to the Gambro Healthcare U.S. divestment. By the end of 2005, the total number of employees amounted to 11,759 compared to 21,279 at the end of 2004. Excluding Gambro Healthcare U.S. the number of employees were 11,256 at the end of 2004.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 1,006 (708) for 2005. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 11,160 (41).

BOARD PROPOSAL

Dividend

The Board of Directors proposes a dividend of SEK 1.30 (1.30) per share, to which MSEK 448 (448) is allocated.

OTHER

Stock options and share plans

The Board of Directors proposes an employee stock option program for 2006, encompassing the CEO, senior executives and other executives and key officers.

For the CEO and the senior executives the Board proposes to award two share programs along the same principles as last year. One program where shares will be allotted to the respective officer subject to continued employment and the other where allotment is depending upon achievement of certain targets. The shares will be made available over a period of three to five years. The Board also intends to grant the CEO and the senior executives employee stock options. The employee stock option program has the same structure as the last year, including, inter alia, a five-year term, criteria for allotment based on position and performance and is also subject to continued employment.

The Board also proposes that a broader group of about 250 employees of Gambro's middle management be granted shares (Restricted Stock) and employee stock options. This group previously only received options. This employee stock option program has the same structure as the last year including, inter alia, a five year term, criteria for allotment based on position and performance and is also subject to continued employment. The allocation of options is following the same structure as the programs which have been in place since 1999, with the exception that for this group the number of options will be reduced by 50% and replaced with Restricted Stock of corresponding value.

The exercise price for the stock option program 2006 will be set to an average stock price over a period after the Annual General Meeting decision to approve the plans plus 10%. The duration of the options is five years, where the options will be vested successively over a three-year period. Also the share awards are vested successively, over three-five years in the first and over three years in the second share program.

Similar to the structure of the program of the previous year, the now proposed programs will not lead to any new shares being issued. The scope of and key principles for the employee stock option program and the two share programs will be submitted to the annual general meeting for its approval on April 4, 2006. Complete proposals to the general meeting and further information regarding the plans will be made public before the Annual General Meeting resolution in accordance with applicable guidelines.

ACCOUNTING PRINCIPLES

This report has been prepared in accordance with IAS 34, Interim Financial Reporting. Gambro AB is applying the Financial Accounting Standards Council's recommendation 32 Accounting in Legal Entities. As of 2005 Gambro Group is applying International Financial Reporting Standards (IFRS) as approved by the EU with effect from December 31, 2005. The most important differences between previous accounting principles and IFRS are as follows:

- Goodwill is no longer being amortized (IFRS 3)
- In the case of discontinued operations (Gambro Healthcare U.S.), all depreciation and amortization has ceased as of January 1st 2005 and net income is being reported on a separate line (IFRS 5)
- Share-based incentive programs are being expensed (IFRS 2)
- Derivatives are being carried at market value with some exceptions (IAS 39)

These new accounting principles are described in detail in a document published by Gambro on April 5, 2005. This document also presents restated quarterly data for each segment. Reconciliations between previous reporting and IFRS can be found at the end of this report.

On April 14, 2005 the International Accounting Standards Board (IASB) published an amendment to IAS 39. The amendment was approved by the EU on December 21. This amendment permits hedge accounting of forecasted intra-group transactions. The amendment becomes effective on January 1, 2006 but earlier application is permitted. The company is therefore choosing to apply the standard with effect from January 1, 2005 together with the associated transitional rules in IFRS 1. If the amendment was not applied the operating earnings would have been MSEK 93 and net income MSEK 67 lower than reported.

AFTER THE BALANCE SHEET DATE

On January 5, 2006, Gambro Dasco, S.p.A., a production unit within Gambro Renal Products, received a warning letter from the U.S. Food and Drug Administration (FDA) related to the agency's inspection of its monitor manufacturing facility in Medolla, Italy. The letter reflects the FDA's continued concerns about the safety of the Prisma System and the adequacy and effectiveness of Gambro Dasco's quality systems. In addition to the letter, the FDA has issued an import alert, which calls for the detention of Gambro's monitor products – Prisma, Prismaflex and Phoenix – shipped into the U.S. until the issues in the warning letter are resolved.

Gambro Renal Products takes this situation very seriously and are committed to investigating and addressing the concerns identified by the FDA as quickly as possible. Gambro Renal Products submitted a comprehensive response to the warning letter, which included a compliance action plan, to the FDA. A special, fully committed, project organization has been formed to define and implement the changes to the quality systems, quality organization and products systems that are required.

In August 2005, Gambro issued a Safety Alert and a Field Corrective Action related to Prisma that included an addendum to the operator's manual, warning label for the machine, and additional training and training materials for customers and intensive care nurses working with the device to ensure proper use of this life-saving treatment.

ANNUAL GENERAL MEETING 2006

The Gambro Annual General Meeting will take place on April 4, 2006 at Berns Conference, Berzelii Park Stockholm

Stockholm, February 8, 2006

The Board of Directors

This report has not been subject to examination by the Company's auditors

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46 8 613 65 48, +46 70 513 65 48
Paula Treutiger, VP, Corporate Communications, tel. +46 8 613 65 99, +46 733 66 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 47 50
Sophie Monsén, Manager, Investor Relations & Business Intelligence, tel. +46 8 613 65 02

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its fourth quarter results today, February 8 at 16:00 Central European time. Dial-in: +44 (0)20 7162 0025 (if calling from Europe), +1 334 323 6201 (if calling from the US). A replay of the call will also be available. All information regarding the web cast or replay can be found on Gambro's web site: www.gambro.com.

CALENDAR 2006

April 4	Annual General Meeting 2006, Berns Conference, Stockholm
April 7	Proposed record date at VPC for right to receive dividend
April 12	Proposed payment of dividend from VPC
April 27	Three-month report, January-March 2006 and Capital Markets Day
July 21	Six-month report, January-June 2006
October 27	Nine-month report, January-September 2006

GAMBRO

February 8, 2006

GAMBRO GROUP INCOME STATEMENT

MSEK	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Continuing operations				
Revenues	**4,022**	**3,472**	**14,685**	**13,404**
Cost of sales	-2,592	-2,158	-9,182	-8,386
Gross earnings	**1,430**	**1,314**	**5,503**	**5,018**
Operating expenses [1]	-1,098	-921	-4,142	-4,088
Earnings before interest and taxes (EBIT) [2]	**332**	**393**	**1,361**	**930**
Financial items, net [3]	81	70	530	147
Earnings before tax (EBT)	**413**	**463**	**1,891**	**1,077**
Taxes	-156	-134	-565	-522
Net income from continuing operations	**257**	**329**	**1,326**	**555**
Profit for the period from discontinued operations [4]	7,211	309	8,199	-1,157
Net income [4]	**7,468**	**638**	**9,525**	**-602**
Net income attributable to:				
The shareholders of the parent company	7,463	623	9,488	-676
Minority interest	5	15	37	74
	7,468	**638**	**9,525**	**-602**
1) Including gains (+) / expenses (-) for stock options and SAR-programs	-22	71	42	-211
2) Earnings before depreciation and amortization (EBITDA)	697	721	2,792	2,248
3) Including capital gain from divestiture of MacGREGOR			408	
4) Impact on net income of non-recurring item related to the agreement with the U.S Department of Justice				-2,181
Earnings per share before and after dilution calculated on the net income for the continuing operations attributable to the parent company shareholders in the periods (SEK)	0.73	0.94	3.82	1.60
Earnings per share before and after dilution calculated on the net income for the discontinuing operations attributable to the parent company shareholders in the periods (SEK)	20.92	0.87	23.71	-3.56
Earnings per share before and after dilution calculated on the net income for the whole operations attributable to the parent company shareholders in the periods (SEK)	21.65	1.81	27.53	-1.96

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

	Closing rates 2005	Closing rates 2004	Average rates 2005					2004				
	Q4	Q4	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
USD-rate	7.94	6.62	6.90	7.34	7.72	8.00	7.49	7,35	7,59	7,50	6,96	7.35
EUR-rate	9.39	9.00	9.07	9.21	9.37	9.47	9.28	9,18	9,15	9,15	9,04	9.13

GAMBRO

February 8, 2006

QUARTERLY DATA PER SEGMENT

	2005					2004				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenues from continuing operations										
Gambro Renal Products	2,482	2,662	2,680	2,960	10,784	2,448	2,538	2,454	2,587	10,027
Gambro BCT	521	573	584	628	2,306	457	507	528	518	2,010
Gambro Healthcare [7)]	436	466	516	526	1,944	396	408	418	440	1,662
Intra-group	-80	-93	-84	-92	-349	-74	-72	-76	-73	-295
Total Revenues	**3,359**	**3,608**	**3,696**	**4,022**	**14,685**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Operating earnings before depr. (EBITDA) from continuing operations										
Gambro Renal Products	453 [1)]	542 [1)]	482 [1)]	549 [1)]	2,026 [1)]	364 [2)]	505	466	491	1,826 [2)]
Gambro BCT	171	188	200	166	725	158	150	167	144	619
Gambro Healthcare [7)]	76	82	93	97	348	64	68	66	80	278
Other	-62	-56	-74	-115	-307	-61	-182	-238	6	-475
Total operating earnings - before depr. (EBITDA)	**638**	**756**	**701**	**697**	**2,792**	**525**	**541**	**461**	**721**	**2,248**
where of gains (+) / expenses (-) for stock-options and SAR-program	14	11	39	-22	42	-6	-97	-179	71	-211
EBITDA-margin %	**19.0%**	**21.0%**	**19.0%**	**17.3%**	**19.0%**	**16.3%**	**16.0%**	**13.9%**	**20.8%**	**16.8%**
Depreciation and amortization from continuing operations										
Gambro Renal Products	-250	-265	-280	-262	-1,057	-250	-250	-240	-243	-983
Gambro BCT	-47	-49	-52	-55	-203	-43	-48	-51	-46	-188
Gambro Healthcare [7)]	-34	-39	-41	-46	-160	-32	-28	-32	-30	-122
Other	-2	-3	-4	-2	-11	-6	-5	-5	-9	-25
Total depreciation and amortization	**-333**	**-356**	**-377**	**-365**	**-1,431**	**-331**	**-331**	**-328**	**-328**	**-1,318**
Operating earnings after depr. (EBIT) from continuing operations										
Gambro Renal Products	203 [1)]	277 [1)]	202 [1)]	287 [1)]	969 [1)]	114 [2)]	255	226	248	843 [2)]
Gambro BCT	124	139	148	111	522	115	102	116	98	431
Gambro Healthcare [7)]	42	43	52	51	188	32	40	34	50	156
Other	-64	-59	-78	-117	-318	-67	-187	-243	-3	-500
Total EBIT	**305**	**400**	**324**	**332**	**1,361**	**194**	**210**	**133**	**393**	**930**
EBIT-margin %	**9.1%**	**11.1%**	**8.8%**	**8.3%**	**9.3%**	**6.0%**	**6.2%**	**4.0%**	**11.3%**	**6.9%**
Financial net from continuing operations										
Interest net	-11	-10	-8	71	42	14	67 [3)]	8	19	108
Other financial items	442 [4)]	18	18 [6)]	10	488 [4)]	-2	-6	-4	51 [5)]	39
Financial net	**431**	**8**	**10**	**81**	**530**	**12**	**61**	**4**	**70**	**147**
Earnings before tax (EBT) from continuing operations	**736**	**408**	**334**	**413**	**1,891**	**206**	**271**	**137**	**463**	**1,077**

1) Including MSEK -38 in Q1, MSEK +44 in Q2, MSEK -17 in Q3, MSEK +12 in Q4 and YTD MSEK +1 as a consequence of new methods of accounting for hedge contracts according to the new accounting standard IAS 39.
2) Including MSEK 101 in one-off costs related to the closure of two plants.
3) Including MSEK 54 in accrued interest income from MacGREGOR (from 1998 until June 2004).
4) Including capital gain from divesture of MacGREGOR, MSEK 408.
5) Including MSEK +148 in early redemption of derivatives and a provision of MSEK -89 related to a loan to an independent clinic operator.
6) Including a dissolved provision of MSEK 31 related to a loan to an independent clinic operator.
7) Clinics outside U.S., previously called Gambro Healthcare International

QUARTERLY DATA PER SEGMENT (cont.)

	2005					2004				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Assets										
Gambro Renal Products	11,293	11,671	11,445	11,748		11,518	11,610	11,418	11,114	
Gambro BCT	1,729	1,931	1,984	2,112		1,498	1,610	1,634	1,562	
Gambro Healthcare [1]	2,535	2,713	2,818	2,928		2,526	2,484	2,513	2,536	
Eliminations	-53	-62	-55	-61		-49	-48	-51	-49	
Total segment assets	**15,504**	**16,253**	**16,192**	**16,727**		**15,493**	**15,656**	**15,514**	**15,163**	
Other	1,395	793	915	584		729	831	977	572	
Gambro Healthcare US						14,798	14,573	14,207	13,821	
Shares and participations	122	127	107	106		125	119	119	123	
Deferred and current tax assets	860	924	902	622		1,292	1,773	1,614	1,581	
Liquid assets	522	346	395	11,286		603	392	815	437	
Interest bearing receivables	338	387	402	453		1,304	1,348	1,544	592	
Assets classified as held for sale	14,293	16,550	16,834							
Total assets	**33,034**	**35,380**	**35,747**	**29,778**		**34,344**	**34,692**	**34,790**	**32,289**	
Liabilities										
Gambro Renal Products	2,234	2,414	2,394	2,459		2,292	2,244	2,208	2,160	
Gambro BCT	233	249	285	311		172	234	252	248	
Gambro Healthcare [1]	365	378	433	513		439	468	488	442	
Eliminations	-53	-62	-55	-61		-49	-48	-51	-49	
Total segment liabilities	**2,779**	**2,979**	**3,057**	**3,222**		**2,854**	**2,898**	**2,897**	**2,801**	
Other	571	814	1,035	1,171		751	3,500	3,557	760	
Gambro Healthcare US						1,267	1,289	1,304	1,951	
Shareholders' equity	19,963	20,606	21,161	18,483		20,350	18,122	18,299	18,474	
Provisions for taxes and tax liabilities	997	1,045	1,495	1,579		1,272	1,413	1,159	1,454	
Interest bearing liabilities incl. pensions	6,565	7,542	6,823	5,323		7,850	7,470	7,574	6,849	
Liabilities directly associated with assets classified as held for sale	2,159	2,394	2,176							
Total shareholders' equity and liabilities	**33,034**	**35,380**	**35,747**	**29,778**		**34,344**	**34,692**	**34,790**	**32,289**	
Investments gross										
Gambro Renal Products	245	166	295	415	1,121	187	246	238	254	925
Gambro BCT	69	92	101	155	417	57	96	72	94	319
Gambro Healthcare [1]	33	41	27	34	135	26	27	40	50	143
Total investment gross	**347**	**299**	**423**	**604**	**1,673**	**270**	**369**	**350**	**398**	**1,387**
Revenues by market										
Europe, Africa and Middle East	2,058	2,202	2,157	2,364	8,781	1,998	2,083	1,960	2,106	8,147
United States	736	784	862	929	3,311	730	769	779	799	3,077
Asia and rest of world	565	622	677	729	2,593	499	529	585	567	2,180
Total	**3,359**	**3,608**	**3,696**	**4,022**	**14,685**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Assets by market										
Europe, Africa and Middle East	11,568	11,789	11,642	11,784		11,380	11,597	11,463	11,309	
United States	1,967	2,222	2,259	2,653		2,084	2,113	2,099	2,006	
Asia and rest of world	1,969	2,242	2,291	2,290		2,029	1,946	1,952	1,848	
Total segment assets	**15,504**	**16,253**	**16,192**	**16,727**		**15,493**	**15,656**	**15,514**	**15,163**	
Investments gross by market										
Europe, Africa and Middle East	252	164	276	373	1,065	178	279	244	267	968
United States	51	75	90	174	390	50	51	64	91	256
Asia and rest of world	44	60	57	57	218	42	39	42	40	163
Total investments gross	**347**	**299**	**423**	**604**	**1,673**	**270**	**369**	**350**	**398**	**1,387**

1) Clinics outside U.S., previously called Gambro Healthcare International

GAMBRO®

February 8, 2006

GAMBRO GROUP BALANCE SHEET

MSEK	December 31 2005	2004
ASSETS		
Fixed assets		
Intangible assets [1]	2,358	11,005
Tangible assets	6,350	7,597
Shares and participations	106	123
Deferred tax assets	396	903
Long-term receivables	456	703
Total fixed assets	**9,666**	**20,331**
Current assets		
Inventories	2,171	2,255
Trade receivables	5,088	6,858
Other current receivables	1,567	2,408
Liquid assets	11,286	437
Total current assets	**20,112**	**11,958**
TOTAL ASSETS	**29,778**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Equity related to the shareholders of the parent company [2]	18,457	18,387
Minority interest	26	87
Shareholders' equity	18,483	18,474
Long-term non interest bearing liabilities	1,245	1,186
Deferred tax liabilities	565	598
Long-term interest bearing liabilities	2,995	4,593
Current liabilities	6,490	7,438
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**29,778**	**32,289**
NET DEBT (-) / NET CASH (+)	6,416	-5,820
1) Of which goodwill	1,179	9,829

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

GAMBRO

February 8, 2006

CHANGES IN SHAREHOLDERS' EQUITY

MSEK	December 31 2005			2004		
	Equity attributable to: The shareholders of the parent company	Minority	Total	Equity attributable to: The shareholders of the parent company	Minority	Total
Reported opening balance	**18,387**	**87**	**18,474**	**19,571**	**143**	**19,714**
New accounting standards (IAS 39) implemented prospectively from January 1, 2005 [1]	279		279			
Adjusted opening balance	**18,666**	**87**	**18,753**	**19,571**	**143**	**19,714**
Net income	9,488	37	9,525	-676	74	-602
Changes in minority interest		-95	-95		-74	-74
Sharebased payments	48		48	23		23
Translation difference	765	12	777	-233	-14	-247
Change in cash flow hedge reserve	-67		-67			
Change in provision for equity swaps (in accordance with earlier accounting principles)				81		81
Redemption of shares	-9,995		-9,995			
Dividend	-448	-15	-463	-379	-42	-421
Closing balance	**18,457**	**26**	**18,483**	**18,387**	**87**	**18,474**

1) Adjustment to Equity at implementation of IAS 39 Financial instruments: Recognition and Measurement

whereof	Adjustment pre-tax	Adjustment post-tax
Cashflow hedge reserve for forecasted intragroup cashflows.	28	20
Fair market valuation of interest derivatives	-23	-16
Fair market valuation of derivatives etc for hedging of cash settled sharebased payments including social security contribution	404	406
Recognition of derivatives for hedging of equity settled sharebased payments.	-126	-126
Other	-9	-5
Total	**274**	**279**

As per January 1st 2005, Gambro applies IAS 39 to Financial Instruments: Recognition and Measurement including the amendment which permits hedge accounting for forecasted internal cash flows. The amendment will be in effect as per January 1st 2006, however, it will be possible to apply to the amendment prior to this date. Gambro therefore, chooses to apply to the standard as per January 1st 2005, in conjunction with IFRS 1 - Gambro will not restate comparative figures for 2004.

Cash Flow Hedge Reserve for forecasted internal flows.
The fair value of a hedge for a forecasted transaction is reported directly against equity, until the hedged transaction effects profit and loss. When the hedged transaction effects profit and loss the hedge is then booked to the Income Statement as an operating item. According to previous accounting principles the fair value of the hedge was not recognized until the hedge matured. It was then reported in the Income Statement as an operating item.

Fair value of interest rate derivatives
Interest rate derivatives are reported at fair value in the Income Statement on a regular basis. According to previous accounting principles some interest rate derivatives were reported at amortized cost value. The difference between the fair value and the amortized cost value is the transition effect.

Fair value of derivatives for hedge of cash settled share based payment to employees including social security charges.
The fair value of derivatives should now be calculated and charged directly to the Income Statement as Other operating expense/income. According to previous accounting principles the amortized cost value and write-downs were reported directly against equity.

Equity swaps for hedging of equity settled share based payments to employees.
Swaps are initially reported as a liability and equity. They should not be revaluated at closing. According to previous accounting principles only write-downs were reported against equity.

CASH FLOW STATEMENT

MSEK	Jan-Dec 2005	2004
Operating activities		
Earnings before tax in continued operations	1,891	1,077
Earnings before tax (excluding capital gain) in discontinued operations	1,618	-1,021
Earnings before tax (capital gain excluding historical translation difference) in discontinued operations	8,658	
Adjustment for non-cash items		
Depreciation and write-downs in continued operations	1,431	1,318
Depreciation and write-downs in discontinued operations	0	566
Provisions	-127	226
Unrealized interests and exchange gains/losses etc.	-1,724	311
Capital gains (-)/losses (+)	-9,462	-127
Income taxes paid related to capital gain of the divestiture of Gambro Healthcare US	-1,597	
Other paid income taxes	-288	-710
Cash flow from current operations before changes in operating capital	400	1,640
Changes in operating capital:		
Inventories	-55	-2
Receivables	-93	755
Liabilities	312	510
Cash flow from operating activities	564	2,903
Investment activities		
Changes in short term investments	-270	-171
Investments in financial fixed assets	-56	-355
Disposals of financial fixed assets	24,335	131
Investments in intangible fixed assets	-329	-294
Disposals of intangible fixed assets	14	0
Investments in tangible fixed assets	-1,598	-1,456
Disposals of tangible fixed assets	119	104
Cash flow from investment activities	22,215	-2,041
Financing activities		
Change in loans	-1,517	-404
Dividend paid to minority owners	-15	-42
Redemption of redemption shares	-9,995	
Dividend paid to the shareholders of the parent company	-448	-379
Cash flow from financing activities	-11,975	-825
Cash flow this period	10,804	37
Cash and cash equivalent, opening balance	437	431
Currency effect in cash and cash equivalent	45	-31
Liquid assets at closing balance	11,286	437

Reconciliation between cash flow statement and operating cash flow

	2005	2004
Cash flow from operating activities	564	2,903
Add back: Cash flow from operating activities in discontinued operations	-1,618	455
Add back: Provisions and unrealized exchange gains/losses etc	1,851	-537
Add back: Income taxes paid	1,885	710
Add back: Change in operating capital	-164	-1,263
Change in operating working capital in continuing operations	-272	-109
Cash flow from investment activities	22,215	-2,041
Add back: Cash flow from change in short term investments	270	171
Add back: Non-recurring items	-23,876	
Add back: Cash flow from investment activities in discontinued operations	287	399
Add back: Acquisitions/divestitures net	-6	322
Operating cash flow	**1,136**	**1,010**

According to IAS 7, only assets with a maturity period of up to three months are to be included in cash and cash equivalents. According to previous accounting principles Gambro classified cash and bank balances and short-term investments with a maturity period of up to twelve months as cash and cash equivalents.

GAMBRO®

February 8, 2006

SIX-YEAR SUMMARY

	IFRS		Swedish Generally Accepted Accounting Principles				
MSEK	2005 [3]	2004 [3]	2004 [4]	2003 [4]	2002 [4]	2001 [4]	2000 [4]
Income statement							
Revenues	14,685	13,404	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortizations (EBITDA)	2,792	2,248	2,228	4,334	4,501	3,305	3,983
EBITDA margin %	19.0	16.8	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	1,361	930	-427	1,581	1,594	281	204
EBIT margin, %	9.3	6.9	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	1,891	1,077	-531	1,530	1,063	-193	-527
Net income	9,525	-602	-1,196	1,422	612	-422	982
Balance sheet							
Total assets	29,778	32,289	31,555	34,112	36,019	40,151	36,664
Net debt (-) / net cash (+)	6,416	-5,820	-5,675	-5,801	-8,369	-9,434	-7,275
Shareholders' equity	18,483	18,474	18,083	19,756	19,634	22,571	21,897
Cash flow analysis							
Investments in fixed assets, net	-1,506	-1,276	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow [1]	1,136 [7]	1,010	276 [5]	1,754	1,540	-11 [2]	1,103
Change in net debt	12,236	136 [6]	126	2,568	1,065	-2,159	-2,643
Key ratios							
Return on shareholders' equity, %	51.7	-3.2	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	7.3	4.4	-0.4	5.8	4.6	1.6	0.9
Return on capital employed, %	9.2	5.5	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	6.2	3.8	-0.3	4.1	2.6	0.8	0.4
Solidity,%	62	57	58	58	55	57	60
Per share data							
Earnings per share, SEK	27.53	-1.96	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share, SEK [1]	3.30	2.93	0.80 [5]	5.09	4.47	-0.03 [2]	3.20
Shareholders' equity per share, SEK	54	53	52	57	57	65	64
Net asset value per share, SEK	54	53	52	57	57	65	64
Dividend paid per share, SEK	30.30 [8]	1.10	1.10	1.10	1.10	1.10	1.10
Direct yield, %	35.0 [8]	1.2	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	3	neg	neg	14	27	neg	23
Market value/shareholders equity, %	162	175	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 (before and after dilution) for all periods							
Statistical data							
Average number of employees	19,143	21,391	21,391	21,273	20,804	19,534	17,999

1) Cash flow before acquisitions and taxes

2) Excluding capital gain on sale of Thoratec shares

3) Reported in accordance with IFRS

4) Reported in accordance with generally accepted accounting principles in Sweden. The following main adjustments have to be done to adjust the reported numbers to IFRS; (a) goodwill amortizations shall cease (IFRS 3), (b) Sharebased payments (IFRS 2) and hedges (IAS 39) of the sharebased payments shall be reported as a personnel expense, under Swedish GAAP a negative net of Sharebased payments and hedges was recognized as Provision direct against Equity and a positive net was not recognized at all (c) some financial instruments that according to Swedish GAAP was measured at amortized cost is under IFRS recognized at fair market value and some financial instrument that earlier was measured at fair market value is under IFRS measured at amortized cost (IAS 39).

5) Including U.S Department of Justice settlement MSEK 2,672, SEK 7.75 per share

6) Based on a recalculated net debt for 2003 of MSEK -5,956

7) Excluding capital gain on sale of MacGREGOR

8) Including redemption of shares amounting SEK 29 per share

GAMBRO®

February 8, 2006

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles

IFRS 5, Non-current assets held for sale and discontinued operations, is the standard with most effect on Gambro. The effect is reported in a single column. IFRS 2, Sharebased payments, stipulates that this type of cost shall be recorded as an expense. IFRS 3, Business Combination, says that goodwill shall not be amortized, IAS 17, Leasing, prescribes that all financial arrangements shall be accounted for in accordance with financial leasing rules. IAS 38, Intangable assets, and IAS 27, Consolidated financial statement, requires that minority interests shall not be recognized in the Profit and Loss. On April 5, 2005 Gambro published a document that describes its changed accounting standards and re-stated income statements, balance sheets and cash flow statements. The document is available on Gambro´s web-site www.gambro.com, under the heading Investor Relations and IR News. Reference below are referring to the published document.

		Effects of changes to IFRS Q4 2004						
MSEK	Swedish accounting principles	IFRS 2	IFRS 3	IAS 17	IAS 38	IFRS 5	IAS 27	IFRS
Revenues	**6,842**					**-3,370**		**3,472**
Cost of sales	-4,833		187		-2	2,490		-2,158
Gross earnings	**2,009**		**187**		**-2**	**-880**		**1,314**
Operating expenses	-1,288	74	10	2		281		-921
Earnings before interest and taxes (EBIT)	**721**	**74**	**197**	**2**	**-2**	**-599**		**393**
Financial items, net	-4			-1		75		70
Earnings before tax (EBT)	**717**	**74**	**197**	**1**	**-2**	**-524**		**463**
Taxes	-327	-3	-20	0	1	215		-134
Minority Interest	-15						15	
Net income from continuing operations	**375**	**71**	**177**	**1**	**-1**	**-309**	**15**	**329**
Net income from discontinuing operations						309		309
Net income	**375**	**71**	**177**	**1**	**-1**		**15**	**638**
Net income attributable to:								
The shareholders of the parent company	375	71	177	1	-1			623
Minority interest							15	15
	375	**71**	**177**	**1**	**-1**		**15**	**638**
EBITDA	1,371	73	9	4		-736		721

		Effects of changes to IFRS Jan-Dec 2004						
MSEK	Swedish accounting principles	IFRS 2	IFRS 3	IAS 17	IAS 38	IFRS 5	IAS 27	IFRS
Revenues	**26,617**					**-13,213**		**13,404**
Cost of sales	-19,310		785		-5	10,144		-8,386
Gross earnings	**7,307**		**785**		**-5**	**-3,069**		**5,018**
Operating expenses	-7,734	-203	10	5		3,834		-4,088
Earnings before interest and taxes (EBIT)	**-427**	**-203**	**795**	**5**	**-5**	**765**		**930**
Financial items, net	-104			-5		256		147
Earnings before tax (EBT)	**-531**	**-203**	**795**	**0**	**-5**	**1,021**		**1,077**
Taxes	-591	8	-77		2	136		-522
Minority Interest	-74						74	
Net income from continuing operations	**-1,196**	**-195**	**718**	**0**	**-3**	**1,157**	**74**	**555**
Net income from discontinuing operations						-1,157		-1,157
Net income	**-1,196**	**-195**	**718**	**0**	**-3**	**0**	**74**	**-602**
Net income attributable to:								
The shareholders of the parent company	-1,196	-195	718	0	-3			-676
Minority interest							74	**74**
	-1,196	**-195**	**718**	**0**	**-3**	**0**	**74**	**-602**
EBITDA	2,228	-203	9	15		199		2,248

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles (cont.)

MSEK	Swedish accounting principles	Effects of changes to IFRS Q4 2004					
		IFRS 2	IFRS 3	IAS 17	IAS 38	IAS 27/ IAS 1	IFRS
Intangible assets	10,337		656		12		11,005
Tangible assets	7,480			117			7,597
Shares and participations	123						123
Deferred tax assets	954	13	-76	12			903
Long-term receivable	703						703
Total fixed assets	**19,597**	**13**	**580**	**129**	**12**	**0**	**20,331**
Current assets							
Inventories	2,255						2,255
Trade receivable	6,858						6,858
Other current receivable	2,186					222	2,408
Cash and Bank / Liquid assets	659					-222	437
Total current assets	**11,958**						**11,958**
TOTAL ASSETS	**31,555**	**13**	**580**	**129**	**12**	**0**	**32,289**
Shareholders' equity and liabilities							
Equity attributable to the share-holders' of the parent company	18,083	-275	589	-17	7		18,387
Minority interest						87	87
Shareholders' equity	18,083	-275	589	-17	7	87	18,474
Minority interest	87					-87	
Provisions	2,208					-2,208	
Long-term non interest bearing liabilities		288	-9			907	1,186
Deferred tax liabilities				1	5	592	598
Long-term interest bearing liabilities	3,809			131		653	4,593
Current liabilities	7,368			14		56	7,438
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**31,555**	**13**	**580**	**129**	**12**	**0**	**32,289**

Balance Sheet as of December 31, 2004 adjusted for IFRS 5 and IAS 39 effects as of January 1, 2005

MSEK	IFRS Dec 31 2004	Effects of changes to IAS 39	Effects of changes to IFRS 5	IFRS Jan 1 2005
Intangible assets	11,005		-9,015	1,990
Tangible assets	7,597		-1,764	5,833
Shares and participations	123		-3	120
Deferred tax assets	903	8	-252	659
Long-term receivable	703		-148	555
Total fixed assets	**20,331**	**8**	**-11,182**	**9,157**
Current assets				
Inventories	2,255		-363	1,892
Trade receivable	6,858		-2,165	4,693
Other current receivable	2,408	434	-296	2,546
Cash and Bank / Liquid assets	437		-151	286
Total current assets	**11,958**	**434**	**-2,975**	**9,417**
Assets classified as held for sale			14,157	14,157
TOTAL ASSETS	**32,289**	**442**	**0**	**32,731**
Shareholders' equity and liabilities				
Equity attributable to the share-holders' of the parent company	18,387	279		18,666
Minority interest	87			87
Shareholders' equity	18,474	279		18,753
Long-term non interest bearing liabilities	1,186	-16	-114	1,056
Deferred tax liabilities	598	3		601
Long-term interest bearing liabilities	4,593			4,593
Current liabilities	7,438	176	-1,890	5,724
Liabilities directly associated with assets classified as held for sale			2,004	2,004
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**32,289**	**442**	**0**	**32,731**

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles (cont.)

MSEK		Jan 1 2004	Dec 31 2004
Shareholders' equity according to previously applied accounting standards		**19,737**	**18,083**
	Reference		
Add back of goodwill amortizations	IFRS 3		762
Reclassification from goodwill to intangible assets	IFRS 3	-57	-106
Sharebased payments (cash settled)	IFRS 2	-120	-331
Sharebased payments (equity settled)	IFRS 2	12	43
Negative goodwill	IFRS 3		9
Research and development expenses	IAS 38	18	12
Leasing	IAS 17	-28	-28
Minority interest	IAS 27	143	87
Tax effect		9	-57
Total adjustment of shareholders' equity		**-23**	**391**
Shareholders' equity according to IFRS		**19,714**	**18,474**

DISCONTINUED OPERATIONS

MSEK	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Revenues		3,607	10,724	14,135
Earnings before depreciation and amortization (EBITDA)	9,023	737	10,890	-199
Earnings before interest and taxes (EBIT)	9,023	599	10,890	-765
Earnings before tax (EBT)	9,023	524	10,641	-1,021
Taxes	-1,812	-215	-2,442	-136
Net income	**7,211**	**309**	**8,199**	**-1,157**

DEFINITIONS

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Kt/V: Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

Hemoglobin: Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body and is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl.

Albumin: In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.